SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 2)

INSITE VISION INCORPORATED

(Name of Subject Company)

INSITE VISION INCORPORATED

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

457660108

(CUSIP Number of Class of Securities)

Timothy Ruane

Chief Executive Officer

InSite Vision Incorporated

965 Atlantic Avenue

Alameda, California 94501

(510) 865-8800

Copy to:

Timothy R. Curry

Jonn R. Beeson

Jones Day

1755 Embarcadero Road

Palo Alto, California 94303

(650) 739-3939

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of Filing Persons)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) to Schedule 14D-9 amends the Soliticitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by InSite Vision Incorporated, a Delaware corporation (“InSite”), with the Securities and Exchange Commission (the “SEC”) on September 29, 2015, relating to the offer by Thea Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Ranbaxy, Inc., a Delaware corporation (“Ranbaxy”) and an indirect wholly owned subsidiary of Sun Pharmaceutical Industries Ltd., a company registered and existing in India under the Companies Act, 2013 (“Sun Pharma”), to purchase all of InSite’s outstanding shares of common stock, par value $0.01 per share, for $0.35 in cash per share, without interest and less any withholding of taxes required by applicable law, on the terms and subject to the conditions set forth in the Offer to Purchase, dated September 29, 2015 and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Tender Offer Statement on Schedule TO filed by Purchaser, Ranbaxy and Sun Pharma with the SEC on September 29, 2015, each as amended from time to time.

Except as otherwise set forth below, the information set forth in the Statement remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

Item 8. Additional Information.

Item 8 of the Statement is hereby amended and supplemented by adding the following after the last paragraph:

“Expiration of Offering Period; Completion of Merger

The Offer expired at 12:00 midnight, New York City time (the end of the day) on Tuesday, October 27, 2015. Purchaser and Ranbaxy were advised by the Depoistary that, as of the expiration of the Offer, a total of 104,216,642 Shares had been validly tendered into and not withdrawn pursuant to the Offer, representing approximately 79% of the outstanding Shares, or approximately 68% of the outstanding Shares on a fully diluted basis (as determined pursuant to the Merger Agreement). Additionally, the Depositary advised Parent and Merger Sub that an additional 379,349 Shares had been tendered by notice of guaranteed delivery, representing, when combined with the Shares tendered and not properly withdrawn from the Offer, approximately 79.27% of the outstanding Shares, or approximately 68% of the outstanding Shares on a fully diluted basis (as determined pursuant to the Merger Agreement). As a result, the Minimum Condition (as defined in the Merger Agreement) has been satisfied. All conditions to the Offer having been satisfied, Purchaser accepted for payment, and is required to promptly pay for, all Shares validly tendered pursuant to the Offer and not properly withdrawn.

Following receipt by the Depositary of the requisite documents in respect of the Shares that were tendered in accordance with the guaranteed delivery procedures, Purchaser intends to exercise the Top Up Option and purchase additional Shares from InSite at a purchase price of $0.35 per Share (payable in a combination of cash and a promissory note), which together with the Shares purchased in the Offer, will represent at least 90% of the outstanding Shares.

Sun Pharma intends to effect a “short-form” merger pursuant to Section 253 of DGCL as promptly as practicable following the exercise of the Top Up Option without the need for a meeting of Stockholders. As a result of the Merger, at the Effective Time (i) each issued and outstanding Share (other than Shares owned by Ranbaxy, Purchaser or InSite (or held in its treasury), any subsidiary of Ranbaxy or InSite, or by any stockholder of InSite who or which is entitled to and properly demands and perfects appraisal of such Shares pursuant to, and complies in all respects with, the applicable provisions of Delaware law) will be cancelled and converted into the right to receive an amount equal to the Offer Price and (ii) each InSite Option that is unexercised and outstanding as of immediately prior to the Effective Time, (A) to the extent not then vested or exercisable, will become fully vested and exercisable contingent upon the completion of the Merger and (B) will be cancelled and converted into the right to receive a cash payment in an amount equal to the excess, if any, of the Offer Price over the exercise price of such InSite Option.

InSite intends to promptly cause all Shares to be deregistered under the Exchange Act.

The full text of the press release issued on October 28, 2015 announcing the expiration and results of the Offer is attached as Exhibit (a)(5)(B) to the Statement and is incorporated herein by reference.”

Item 9. Exhibits.

The table in the Statement appearing in Item 9 is amended and supplemented to add the following exhibit:

Exhibit Number	Exhibit Description	Incorporated by Reference
		Form	File No.	Exhibit	Filing Date

(a)(5)(B)	Press Release issued by Sun Pharma on October 28, 2015.	Schedule TO/A (Amendment No. 2) of Thea Acquisition Corp.		(a)(5)(D)	10-28-2015

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INSITE VISION INCORPORATED

By:	/s/ Louis Drapeau
Name:	Louis Drapeau
Title:	Vice President and Chief Financial Officer

Dated: October 28, 2015